UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously reported, on January 26, 2024, WEBUY GLOBAL LTD (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) regarding the Company’s failure to comply with Nasdaq Continued Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 25, 2024, to regain compliance with the Rule. Subsequently, on July 25, 2024, the Company was provided an additional 180 calendar day compliance period, or until January 21, 2025, to demonstrate compliance.

On January 22, 2025, the Company received a letter from the Listing Qualifications Department of the Nasdaq regarding the Company’s failure to regain compliance with Listing Rule 5550(a)(2), which results in a Staff Delisting Determination under Rule 5810(3)(A)(ii). The trading of the Company’s Class A ordinary shares will be suspended at the opening of business on January 29, 2025.

The Company intends to appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company has been informed that hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. The request for a hearing must be received by the Nasdaq Hearings Department no later than 4:00 p.m. Eastern Time on January 29, 2025. Although the Company will use all reasonable efforts to regain compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD

Date: January 28, 2025	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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